Mitsubishi Corporation

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583

February 6, 2004
Our ref. No. PI 032

The U.S. Securities and Exchange Commi[redacted]
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Consolidated financial Results for the three months and nine months period ended December 31, 2003**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

[For Reference]

February 6, 2004
Mitsubishi Corporation

Results for the Third Quarter Ended December 31, 2003 (US GAAP)

Consolidated Income

(Billions of Yen)

	FY2004 Nine months ended Dec.31,2003: Six months ended Sept. 2003	FY2004: Three months ended Dec. 2003	FY2004: Nine months ended Dec.31,2003	FY2003 Nine months ended Dec.31,2002	Increase or decrease		Outlook for FY2004 (Forecasted in Nov.2003)	Percent of achievement
Operating transactions	7,512.4	3,720.1	11,232.5	9,682.1	1,550.4		14,800.0	75.9%
Gross profit	**378.0**	**190.9**	**568.9**	**533.9**	**35.0**	a	**765.0**	**74.4%**
Selling, general and administrative expenses	(311.4)	(154.9)	(466.3)	(444.7)	-21.6	b	(635.0)	73.4%
Provision for doubtful receivables	(0.4)	(1.3)	(1.7)	(14.1)	12.4	c	(10.0)	17.0%
Operating income	**66.2**	**34.7**	**100.9**	**75.1**	**25.8**		**120.0**	**84.1%**
Interest expense-net	(7.6)	(3.9)	(11.5)	(10.8)	-0.7		(15.0)	76.7%
Dividend income	10.0	6.8	16.8	22.1	-5.3	d	25.0	67.2%
Gain (loss) on marketable securities and investments - net	10.8	11.0	21.8	(17.4)	39.2	e		
Gain (loss) on property and equipment - net	(3.1)	(3.7)	(6.8)	7.5	-14.3	f	20.0	85.0%
Other - net	2.4	(0.4)	2.0	(5.0)	7.0			
Income from consolidated operations before income taxes	**78.7**	**44.5**	**123.2**	**71.5**	**51.7**		**150.0**	**82.1%**
Income taxes	(34.6)	(17.3)	(51.9)	(35.1)	-16.8		(80.0)	64.9%
Minority interests in income of consolidated subsidiaries	(6.5)	(3.3)	(9.8)	(6.4)	-3.4		(15.0)	65.3%
Equity in earnings of affiliated companies-net	23.0	8.0	31.0	31.7	-0.7	g	45.0	68.9%
Cumulative effect of changes in accounting principles	-	-	-	8.1	-8.1		-	-
Net income	**60.6**	**31.9**	**92.5**	**69.8**	**22.7**		**100.0**	**92.5%**
[For Reference]								
Basic earnings capabilities (*1)	**92.0**	**46.9**	**138.9**	**132.2**	**6.7**		**185.0**	**75.1%**

(*1)Basic earnings capabilities =Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net + Dividend income +Equity in earnings of affiliated companies-net

Summary of year-on-year changes

a. [Gross profit]
In addition to strong automobile transactions in Asia and an upturn in the market environment for petroleum-related products, the consolidation of Metal One Corporation together contributed to a 7% increase for the same period on year-on-year basis.

b. [Selling, general and administrative expenses]
Effect of the inclusion of Metal One and business expansion at food-related subsidiaries resulted in increase which corresponds to the gross profit.

c. [Provision for doubtful receivables]
Due to absence of the large write-offs of doubtful receivables in the machinery-related transactions in the previous fiscal year.

d. [Dividend income]
Decreased due to a decline of energy resources- related dividends.

e. [Gain (loss) on marketable securities and investments-net]
Write-off of marketable securities (available for sale) +9.8
Write-off related losses on non-performing assets +8.8
Other gains on sales of shares, etc. +20.6

f. [Gain (loss) on property and equipment-net]
Decreased, due to absence of the gains on the sale of real estate owned by the parent company in the previous fiscal year, and impairment losses on property and equipment held by subsidiaries.

g. [Equity in earnings of affiliated companies-net]
Energy resources-related and automobile-related companies in Asia performed steadily, however the impairment losses on property and equipment of domestic affiliates resulted in the overall decrease.

Assets and Liabilites

	Dec. 31, 2003	March 31, 2003	Increase or decrease		Outlook for FY2004 (Forecasted in Nov.2003)	Increase or decrease
Total assets	8,296.4	8,097.9	198.5	h	8,250.0	-46.4
Total shareholders' equity	1,058.5	937.1	121.4	i	1,150.0	91.5
[For Reference] Interest bearing liabilities GROSS(*2)	4,115.2	3,912.9	202.3	j	4,150.0	34.8
Interest bearing liabilities NET(*2)	3,725.1	3,526.1	199.0		3,750.0	24.9
(Debt-to-equity ratio - Gross)	3.9	4.2	-0.3		3.6	-0.3
(Debt-to-equity ratio -Net)	3.5	3.8	-0.3		3.3	-0.2

(*2) Interest bearing liabilities do not include "notes and bills discounted" and "impact of adopting SFAS 133."

Summary of changes from March 2003

h. [Total assets]
Increased as a result of European automobile financing subsidiary being newly consolidated.

i. [Total shareholders' equity]
Due to accumulation of net profit of 92.5 billion yen and increase in unrealized gains on securities available for sale resulted from the stock price recovery.

j. [Interest-bearing liabilities]
Increased as a result of European automobile financing subsidiary being newly consolidated.

[Change of major indices]

	Average for Nine months ended Dec. 31, 2003	Average for Nine months ended Dec. 31, 2002	Increase or decrease
Crude oil (USD/BBL)	26.2	25.0	1.2 (+5%)
Foreign exchange (YEN/USD)	115.2	122.9	-7.7 (6% yen appreciation)
Interest (%)TIBOR	0.08	0.08	- (-)

[For Reference]
*1 Basic earnings capabilities :
The sum of recurring profit and expense items, this yardstick is used to measure Mitsubishi Corporation's ability to generate earnings.
*2 Interest-bearing liabilities : The portion of interest-bearing liabilities on the balance sheet, representing funds procured that Mitsubishi Corporation is obliged to

MITSUBISHI CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS AND NINE MONTHS ENDED DECEMBER 31, 2003

(UNAUDITED)

Based on US GAAP

Mitsubishi Corporation

Investor Relations Office
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583

For Immediate Release

Mitsubishi Corporation Announces Consolidated Financial Results for the Third Quarter Ended December 31, 2003

(Based on US GAAP)

TOKYO, February 6, 2004.....Mitsubishi Corporation announced today its consolidated results, using accounting principles generally accepted in the United States, for the third quarter ended December 31, 2003.

Outline of Consolidated Results

Operating transactions for the nine months ended December 31, 2003 rose by ¥1,550.4 billion, or 16%, to ¥11,232.5 billion due to the effect such as new consolidation of Metal One Corporation. Gross profit also rose by ¥35.0 billion, or 6.6%, year-on-year to ¥568.9 billion also resulting from the effects of new consolidation of Metal One Corporation and the strong performance by automobile-related subsidiaries outside of Japan.

Although selling, general and administrative expenses increased in line with the consolidation of Metal One, operating income rose by ¥25.8 billion or 34.4% to ¥100.9 billion due to an improvement in the provision for doubtful receivables due to the absence of write-offs recorded in the previous fiscal year.

Other income (expenses) rose by ¥25.9 billion. There was a decrease in dividend income from natural resource-related operations, and gain (loss) on property and equipment-net deteriorated by ¥14.2 billion due to the absence of gains on the sale of property and equipment in the previous fiscal year. However, there was an improvement in the write-off of marketable securities available for sale resulting from the increase in the capital gains and a recovery in share prices. In addition, a significant decrease in the loss on nonperforming assets led to a ¥39.2 billion improvement on the gain (loss) on marketable securities and investments-net.

Equity in earnings of affiliated companies-net decreased by ¥700 million. While there was a rebound from restructuring expenses of LAWSON, INC. in the previous fiscal year, and steady performance of energy resource-related and automobile-related companies in Asia, factors such as impairment losses on property and equipment held by affiliates in Japan resulted in the overall decrease.

As a result, consolidated net income increased by ¥22.7 billion, or 32.4%, from the same period for the previous fiscal year, to ¥92.5 billion. This represents an achievement rate of 92.5% relative to the full-year forecast of ¥100 billion.

Forward-Looking Statements

The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

###

For further information contact:
Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8580
Fax: 81-3-3210-8583

Mitsubishi Corporation and subsidiaries
FINANCIAL HIGHLIGHTS
For the three months and nine months ended December 31, 2003 (unaudited)
(Based on US GAAP)

1.Summary of consolidated results
(1)Consolidated results for the three months ended December 31, 2003

(Millions of Yen)

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the three months ended				
December 31,2003	3,720,037	34,708	44,443	31,897
December 31,2002	3,356,472	33,461	30,991	26,225

(2)Consolidated results for the nine months ended December 31, 2003

(Millions of Yen)

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the nine months ended				
December 31,2003	11,232,459	100,904	123,177	92,457
December 31,2002	9,682,087	75,099	71,461	69,807
Outlook for the year ending March 31,2004	14,800,000	120,000	150,000	100,000
Achievement ratio for the nine-months ended December 31,2003	75.9%	84.1%	82.1%	92.5%

	Net income per share	Net income per share (diluted basis)
For the nine months ended	Yen	Yen
December 31,2003	59.05	54.53
December 31,2002	44.56	42.04

(3) Assets and shareholders' equity

(Millions of Yen)

	Total assets	Shareholder's equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
For the nine months ended				Yen
December 31,2003	8,296,377	1,058,509	12.8%	676.09
For the year ended				
March 31,2003	8,097,937	937,058	11.6%	598.51

2. Number of consolidated subsidiaries : 371
Number of affiliated companies accounted for by equity method : 168

(1) Certain restatement and reclassifications for three months and nine months period ended December 31, 2002 have been made in accordance to SFAS No. 142, "Goodwill and Other Intangible Assets," and Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investment in Common Stock."

(2) *Operating transactions and operating incomes, as presented above, are voluntary disclosures solely for the convenience of investors in Japan.* Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

<u>Forward-looking Statements</u>

This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this presentation.

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CONSOLIDATED INCOME (US GAAP)
for the three months and nine months ended December 31, 2003 and 2002 (unaudited)

Three months ended December 31, 2003 and 2002 (unaudited)

	Millions of yen			
	Three months ended Dec. 31, 2003	Three months ended Dec. 31, 2002	Increase or [-]decrease	%
Operating transactions	3,720,037	3,356,472	363,565	10.8
Gross profit	190,896	184,713	6,183	3.3
Gross profit ratio	5.13%	5.50%		
Selling, general and administrative expenses	(154,919)	(150,857)	-4,062	2.7
Provision for doubtful receivables	(1,269)	(395)	-874	／
Operating income	34,708	33,461	1,247	3.7
Other income (expenses) :				
Interest expense - net	(3,911)	(3,460)	-451	13.0
Dividend income	6,744	4,298	2,446	56.9
Gain (loss) on marketable securities and investments - net	10,983	(2,508)	13,491	／
Loss on property and equipment-net	(3,639)	(1,435)	-2,204	／
Other - net	442	635	-1,077	／
Other income (expenses)- net	9,735	(2,470)	12,205	／
Income from consolidated operations before income taxes	44,443	30,991	13,452	43.4
Income taxes	(17,237)	(15,607)	-1,630	／
Income from consolidated operations	27,206	15,384	11,822	76.8
Minority interests in income of consolidated subsidiaries	(3,275)	(3,531)	256	-7.3
Equity in earnings of affiliated companies-net (less applicable income taxes)	7,966	14,372	-6,406	-44.6
Income before cumulative effect of changes in accounting principles	31,897	26,225	5,672	21.6
Cumulative effect of changes in accounting principles	—	—	—	／
Net income	31,897	26,225	5,672	21.6

Operating transactions and operating incomes, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CONSOLIDATED INCOME (US GAAP)
for the three months and nine months ended December 31, 2003 and 2002 (unaudited)

Nine months ended December 31, 2003 and 2002 (unaudited)

	Millions of yen			
	Nine months ended Dec. 31, 2003	Nine months ended Dec. 31, 2002	Increase or [-]decrease	%
Operating transactions	11,232,459	9,682,087	1,550,372	16.0
Gross profit	568,901	533,870	35,031	6.6
Gross profit ratio	5.06%	5.51%		
Selling, general and administrative expenses	(466,299)	(444,718)	-21,581	4.9
Provision for doubtful receivables	(1,698)	(14,053)	12,355	／
Operating income	100,904	75,099	25,805	34.4
Other income (expenses) :				
Interest expense - net	(11,540)	(10,755)	-785	7.3
Dividend income	16,765	22,090	-5,325	-24.1
Gain (loss) on marketable securities and investments - net	21,804	(17,392)	39,196	／
Gain (loss) on property and equipment-net	(6,779)	7,459	-14,238	／
Other - net	2,023	(5,040)	7,063	／
Other income (expenses) - net	22,273	(3,638)	25,911	／
Income from consolidated operations before income taxes	123,177	71,461	51,716	72.4
Income taxes	(51,879)	(35,083)	-16,796	／
Income from consolidated operations	71,298	36,378	34,920	96.0
Minority interests in income of consolidated subsidiaries	(9,802)	(6,337)	-3,465	54.7
Equity in earnings of affiliated companies-net (less applicable income taxes)	30,961	31,666	-705	-2.2
Income before cumulative effect of changes in accounting principles	92,457	61,707	30,750	49.8
Cumulative effect of changes in accounting principles	—	8,100	-8,100	／
Net income	92,457	69,807	22,650	32.4

(1) Certain restatement and reclassifications for nine months period ended December 31, 2002 have been made in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," and Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investment in Common Stock."

(2) Operating transactions and operating incomes, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.

Mitsubishi Corporation and subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS (US GAAP)
December 31, 2003 (unaudited) and March 31, 2003

	Millions of yen		
	Dec.31, 2003	Mar. 31, 2003	Increase or [-]decrease
ASSETS			
Current assets:			
Cash, time deposits and short-term investments	560,840	515,519	45,321
Receivables-trade, less allowance for doubtful receivables	2,648,556	2,609,963	38,593
Inventories	491,941	485,071	6,870
Other current assets	379,073	311,595	67,478
Total current assets	4,080,410	3,922,148	158,262
Investments and non-current receivables:			
Investments in and advances to affiliated companies and other investments	2,012,942	1,901,881	111,061
Non-current receivables, less allowance for doubtful receivables	646,043	608,110	37,933
Total investments and non-current receivables	2,658,985	2,509,991	148,994
Property and equipment - Net	1,199,268	1,176,613	22,655
Other assets	357,714	489,185	-131,471
Total	8,296,377	8,097,937	198,440
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt and current maturities of long-term debt	1,124,325	961,665	162,660
Payables-trade	1,837,039	1,863,659	-26,620
Other current liabilities	483,522	448,130	35,392
Total current liabilities	3,444,886	3,273,454	171,432
Long-term debt, less current maturities	3,037,168	3,085,016	-47,848
Other long-term liabilities	755,814	802,409	-46,595
Shareholders' equity:			
Common stock	126,612	126,609	3
Additional paid-in capital	179,499	179,491	8
Retained earnings:			
Appropriated for legal reserve	35,960	35,550	410
Unappropriated	952,455	872,939	79,516
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	116,367	54,745	61,622
Net unrealized losses on derivatives	(6,201)	(10,000)	3,799
Minimum pension liability adjustments	(148,436)	(148,126)	-310
Foreign currency translation adjustments	(196,982)	(173,401)	-23,581
Subtotal	(235,252)	(276,782)	41,530
Less treasury stock	(765)	(749)	-16
Total shareholders' equity	1,058,509	937,058	121,451
Total	8,296,377	8,097,937	198,440

Mitsubishi Corporation and subsidiaries

Statements of Consolidated Comprehensive Income(Loss) (US GAAP)

for the three months and nine months ended December 31, 2003 and 2002 (unaudited)

	Millions of yen	
	three months ended Dec.31,2003	three months ended Dec.31,2002
Comprehensive income (loss)		
Net income	31,897	26,225
Other comprehensive income (loss):		
Unrealized gains (losses) on securities available for sale	14,966	(9,781)
Minimum pension liability adjustments	71	-
Unrealized gains (losses) on derivative instruments	672	(4,176)
Foreign currency translation adjustments	(68,617)	10,619
Other comprehensive loss	(52,908)	(3,338)
Comprehensive income(loss)	(21,011)	22,887

	Millions of yen	
	nine months ended Dec.31,2003	nine months ended Dec.31,2002
Comprehensive income (loss)		
Net income	92,457	69,807
Other comprehensive income (loss):		
Unrealized gains (losses) on securities available for sale	61,622	(36,003)
Minimum pension liability adjustments	(310)	-
Unrealized gains (losses) on derivative instruments	3,799	(320)
Foreign currency translation adjustments	(23,581)	(32,370)
Other comprehensive income (loss)	41,530	(68,693)
Comprehensive income	133,987	1,114

Certain restatement and reclassifications for nine months period ended December 31, 2002 have been made in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," and Accounting Principles Board Opinion No.18 "The Equity Method of Accounting for Investment in Common Stock."

Mitsubishi Corporation and subsidiaries
SEGMENT INFORMATION BY COMMODITIES (US GAAP)
for the three months and nine months ended December 31, 2003 and 2002(unaudited)

Three months ended December 31, 2003

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Adjustments and Eliminations	Consolidated
Operating transactions........	57,017	875,957	723,240	631,809	378,355	1,087,623	3,754,001	(33,964)	3,720,037
Gross profit................	12,080	16,724	39,518	35,409	16,495	71,561	191,787	(891)	190,896
Operating income (loss).......	(489)	6,056	12,075	12,570	5,847	17,399	53,458	(18,750)	34,708
Net income (loss)............	7,807	11,694	10,515	6,419	3,657	10,259	50,351	(18,454)	31,897
Segment assets.............	1,088,990	852,163	1,578,501	2,170,632	590,033	1,504,015	7,784,334	512,043	8,296,377

Three months ended December 31, 2002

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Adjustments and Eliminations	Consolidated
Operating transactions........	55,712	859,677	473,012	529,858	353,808	1,084,869	3,356,936	(464)	3,356,472
Gross profit................	11,060	17,071	31,381	31,016	14,641	74,185	179,354	5,359	184,713
Operating income (loss).......	(1,848)	6,480	10,604	8,196	4,527	19,736	47,695	(14,234)	33,461
Net income (loss)............	372	10,078	4,032	7,461	3,312	11,477	36,732	(10,507)	26,225
Segment assets.............	985,805	819,774	1,181,864	2,026,579	568,421	1,538,635	7,121,078	938,542	8,059,620

Nine months ended December 31, 2003

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Adjustments and Eliminations	Consolidated
Operating transactions........	169,114	2,745,351	2,154,154	1,942,716	1,138,226	3,176,166	11,325,727	(93,268)	11,232,459
Gross profit................	35,035	52,484	119,679	105,901	50,953	203,635	567,687	1,214	568,901
Operating income (loss).......	(4,001)	19,897	39,013	39,796	18,300	41,762	154,767	(53,863)	100,904
Net income (loss)............	8,220	28,303	28,816	27,956	12,080	25,586	130,961	(38,504)	92,457

Nine months ended December 31, 2002

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Adjustments and Eliminations	Consolidated
Operating transactions........	192,064	2,313,196	1,479,497	1,590,418	1,031,534	3,133,049	9,739,758	(57,671)	9,682,087
Gross profit................	33,372	42,040	100,816	92,142	46,253	209,767	524,390	9,480	533,870
Operating income (loss).......	(6,836)	9,541	41,193	14,945	14,374	46,542	119,759	(44,660)	75,099
Net income (loss)............	(2,356)	19,852	18,549	12,484	9,202	27,885	85,616	(15,809)	69,807

(1) The segment information has been prepared in accordance with accounting principles generally accepted in Japan (Japanese GAAP), and the difference between Japanese GAAP and U.S. GAAP are included in "Adjustments and Eliminations."

(2) "Adjustments and Eliminations" includes certain adjustments and reclassifications (which have been incorporated in the accompanying consolidated financial statements) to conform with U.S. GAAP along with certain income and expense items that are not allocated to reportable operating segments and intersegment eliminations.

(3) Unallocated corporate assets categorized in"Adjustments and Eliminations" were Y 858,434 million and Y 1,240,168 million at December 31, 2003 and 2002 respectively, which consist primarily of cash, time deposits and securities for financial and investment activities.

(4) Certain restatements and reclassifications for the three months and nine months ended December 31, 2002 have been made in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets," and Accounting Principles Board Opinion No. 18 "The Equity Method of Accounting for Investment in Common Stock."
As of April 1, 2003, the companies reclassified certain business groups. The IT & Electronics Business Group was disbanded as follows: The IT & Electronics Group's Telecommunication & Broadcasting Division was mainly included in the New Business Initiative Group; The Aerospace Division and the Telecommunication & Media Division's Satellite Communications Business Unit were mainly included in the Machinery Group. The consolidated financial position and results of operations of related reportable operating segments for the nine months ended December 31, 2002 have also been reclassified accordingly.